EXHIBIT 99.1
FOR IMMEDIATE RELEASE
CHINA GRENTECH ANNOUNCES
US$7 MILLION SHARE REPURCHASE PROGRAM
SHENZHEN, PRC — June 4, 2009 — China GrenTech Corporation Limited (“China GrenTech” or the “Company”) (NASDAQ: GRRF), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced that its board of directors has approved a share repurchase program.
Under the terms of this share repurchase program, China GrenTech may repurchase up to US$7.0 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time in open-market transactions on the Nasdaq Global Market. The timing and dollar amount of repurchase transactions is subject to the board’s discretion depending on market conditions and will be subject to Securities and Exchange Commission (“SEC”) Rule 10b-18 requirements. The share repurchase program does not have an expiration date and may be modified or discontinued at anytime by the Company’s board of directors. In addition, the previous share repurchase program approved by the board of directors on September 21, 2007 shall be superseded in its entirety by the new share repurchase program, all sales plans will be terminated and any unutilized purchase amount under the previous repurchase program will not be included in the aggregated value of the new share repurchase plan.
Commenting on this announcement, Mr. Yingjie Gao, Chairman and Chief Executive Officer, said, “Following the success of our initial share repurchase plan, we believe it is worthwhile to continue acquiring additional GrenTech shares at near current price levels. The board’s approval of repurchasing additional shares not only reflects our commitment to increase shareholder value, but also demonstrates our confidence in our ability to continue executing our growth strategy and sustain long-term profitability.”
About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to the global and domestic major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.
Forward-Looking Statements
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China GrenTech to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the share repurchase program will not increase shareholder value; the risk that changes in Chinese government regulation of the wireless communication industry or any additional regulatory changes in the future, may limit future growth of China GrenTech’s revenue or cause revenue to decline; and other risks outlined in China GrenTech’s filings with the SEC. China GrenTech undertakes no ongoing obligation, other than that imposed by law, to update these statements.

Investor Contact:	Investor Relations (US):
Kent Lo, Investor Relations Manager	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 2650 3007	+1 212 889 4350
kentlo@GrenTech.com.cn	GrenTech@taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@taylor-rafferty.com	GrenTech@taylor-rafferty.com

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